UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Charter Communications, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

16117M107
(CUSIP Number)

W. Lance Conn Vulcan Cable III Inc. 505 Fifth Avenue South, Suite 900 Seattle, Washington 98104 (206) 342-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   16117M107

1.	Names of Reporting Persons. Paul G. Allen
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [X] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 404,570,214 Shares (1)
	8.	Shared Voting Power -0- Shares
	9.	Sole Dispositive Power 404,570,214 Shares (1)
	10.	Shared Dispositive Power -0- Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 404,570,214 Shares (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 51.33% beneficial ownership of Class A Common Stock (2) / 90.81% voting power (3)
14.	Type Of Reporting Person (See Instructions) IN

(1) Represents (A) 28,467,421 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (B) 10,000 vested options to acquire shares of Class A Common Stock of the Issuer, (C) 64,356 shares of unvested restricted stock, and (D) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Paul G. Allen, (b) 106,715,233 Class A Common Membership Units (“Class A Units”) of Charter Communications Holding Company, LLC (“Charter Holdco”) held by Vulcan Cable III Inc. (“Vulcan”), (c) 254,431,652 Class A Units of Charter Holdco held by Charter Investment, Inc. (“CII”) including the exchange of the CCHC Note into 36,846,406 Class A Units, (d) 9,597,940 Class C Common Membership Units (“Class C Units”) of Charter Holdco held by Vulcan and (e) 5,233,612 Class C Common Membership Units (“Class C Units”) of Charter Holdco held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange both its Class A Units and Class C Units (the Class A Units and the Class C Units collectively, the “Class B Common Stock Equivalents”) for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Mr. Allen is the sole stockholder of Vulcan and of CII. Mr. Allen is therefore deemed to have beneficial ownership of all of the Class B Common Stock Equivalents held by Vulcan and CII. Because Mr. Allen is the ultimate controlling person of both Vulcan and CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by each entity; however, because each such controlled entity is the record holder of such Class B Common Stock Equivalents, these controlled entities may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of the percentage assumes that: (i) the 50,000 shares of Class B Common Stock held by Mr. Allen have been converted into shares of Class A Common Stock and (ii) all Class B Common Stock Equivalents held by Vulcan and CII or that Vulcan and CII have the right to acquire have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents beneficially owned by Mr. Allen through Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

CUSIP NO.   16117M107

1.	Names of Reporting Persons. Vulcan Cable III Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [X] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- Shares
	8.	Shared Voting Power 116,313,173 Shares (1)
	9.	Sole Dispositive Power -0- Shares
	10.	Shared Dispositive Power 116,313,173 Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,313,173 Shares (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 22.01% beneficial ownership of Class A Common Stock (2) / 0.0% voting power (3)
14.	Type Of Reporting Person (See Instructions) CO

(1) Represents Class A Common Membership Units (“Class A Units”) and Class C Common Membership Units (“Class C Units” and together with the Class A Units, the “Class B Common Stock Equivalents”) of Charter Communications Holding Company, LLC (“Charter Holdco”) directly held by Vulcan Cable III Inc. (“Vulcan”). Vulcan has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of Vulcan and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that Vulcan Cable III Inc. owns. Because Mr. Allen is the ultimate controlling person of Vulcan, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock

Equivalents held by Vulcan; however, because Vulcan is the record holder of such Class B Common Stock Equivalents, Vulcan may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of this percentage assumes that all Class B Common Stock Equivalents held by Vulcan or that Vulcan has the right to acquire have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

CUSIP NO.   16117M107

1.	Names of Reporting Persons. Charter Investment, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [X] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- Shares
	8.	Shared Voting Power 259,665,264 Shares (1)
	9.	Sole Dispositive Power -0- Shares
	10.	Shared Dispositive Power 259,665,264 Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,665,264 Shares (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 38.65% beneficial ownership of Class A Common Stock (2) / 0.0% voting power (3)
14.	Type Of Reporting Person (See Instructions) CO

(1) Represents Class A Common Membership Units (“Class A Units”) and Class C Common Membership Units (“Class C Units” and together with the Class A Units, the “Class B Stock Common Equivalents”) of Charter Communications Holding Company, LLC (“Charter Holdco”) directly held by Charter Investment, Inc. (“CII”). Assumes the exchange of the CCHC Note into 36,846,406 Class A Units. CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Stock Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of CII and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that CII owns. Because Mr. Allen is the ultimate controlling person of CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by CII; however, because CII is the record holder of such Class B Common Stock Equivalents, CII may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of this percentage assumes that all Class B Common Stock Equivalents held by CII or that CII has the right to acquire have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

This Amendment No. 11 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 22, 1999, as amended by the first amendment, as filed with the SEC on December 20, 1999, the second amendment, as filed with the SEC on September 13, 2000, the third amendment, as filed with the SEC on March 11, 2002, the fourth amendment, as filed with the SEC on May 17, 2002, the fifth amendment, as filed with the SEC on July 3, 2002, the sixth amendment, as filed with the SEC on August 8, 2002, the seventh amendment, as filed with the SEC on December 15, 2003, the eighth amendment, as filed with the SEC on November 9, 2005, the ninth amendment, as filed with the SEC on August 15, 2007, and the tenth amendment, as filed with the SEC on December 24, 2008 (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

Prior to the effectiveness of the Issuer’s initial public offering, Mr. Allen acquired control of CII and caused CII to form the Issuer for the purpose of effecting the public offering.  Subsequent to that time, the Reporting Persons have directly or indirectly acquired beneficial ownership of securities of the Issuer and its subsidiaries from time to time for purposes of investment, and to provide financing to the Issuer.  The Reporting Persons will continue to review the performance of their investments in the Issuer and its affiliates and to consider or explore alternatives with respect thereto.  Mr. Allen, through direct ownership of the Issuer’s securities, through membership interests of Charter Holdco owned by Vulcan or CII, or otherwise, may from time to time acquire or dispose of beneficial ownership of additional securities of the Issuer or its affiliates in open market transactions, private transactions or transactions with the Issuer or its affiliates, pursue or propose recapitalization or other possible restructuring transactions designed to reduce the Issuer’s leverage (which could include, without limitation, exchanges designed to reduce the Issuer’s leverage including debt to equity exchanges), going private transactions resulting in Mr. Allen acquiring beneficial ownership of all or substantially all of the common stock of the Issuer or other extraordinary corporate transactions, such as mergers or reorganization or sales of material assets, with regard to the Issuer or its affiliates.

On December 12, 2008, the Issuer announced that it had asked its long-standing financial advisor, Lazard LLC, to initiate discussions with the Issuer’s bondholders about financial alternatives to improve the Issuer’s balance sheet.  Mr. Allen and the Issuer and their respective advisors have initiated discussions regarding possible restructuring transactions, including discussions that could lead to reconsideration by the Reporting Persons of matters covered by this Item 4, altering the Reporting Persons’ holdings in the Issuer and/or its subsidiaries, and/or to Mr. Allen or one or more of his affiliates making a proposal to the Issuer and/or participation by Mr. Allen or one or more of his affiliates in a restructuring of the Issuer and its balance sheet.

Any alternatives that the Reporting Persons may pursue could depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects, including prospects for a restructuring, of the Issuer and its affiliates, and general economic, financial market and industry conditions.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to correct the incorporation by reference in Exhibit 10.24 and supplemented to include Exhibit 10.25, which was inadvertently omitted from the tenth amendment to Schedule 13D, as filed with the SEC on December 24, 2008.

10.24
Letter Agreement Amendment among CII, Vulcan and the Issuer, as Manager and member of Charter Holdco, dated as of December 23, 2008 (incorporated by reference to Exhibit 4.02 to Amendment No. 1 to the registration statement on Form 8-A of the Issuer filed on December 23, 2008 (File No. 001-33664)).

10.25
Rights Agreement Amendment between the Issuer and Mellon Investor Services LLC, as Rights Agent, dated as of December 23, 2008 (incorporated by reference to Exhibit 4.01 to Amendment No. 1 to the registration statement on Form 8-A of the Issuer filed on December 23, 2008 (File No. 001-33664)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2009	VULCAN CABLE III INC.

	By:	/s/ W. Lance Conn

Name: W. Lance Conn Title: Vice President

Dated: January 6, 2009	PAUL G. ALLEN

	By:	/s/ W. Lance Conn, by Power of Attorney

Dated: January 6, 2009	CHARTER INVESTMENT, INC.

	By:	/s/ W. Lance Conn

Name: W. Lance Conn Title: Vice President

EXHIBIT INDEX

10.24
Letter Agreement Amendment among CII, Vulcan and the Issuer, as Manager and member of Charter Holdco, dated as of December 23, 2008 (incorporated by reference to Exhibit 4.02 to Amendment No. 1 to the registration statement on Form 8-A of the Issuer filed on December 23, 2008 (File No. 001-33664)).

10.25
Rights Agreement Amendment between the Issuer and Mellon Investor Services LLC, as Rights Agent, dated as of December 23, 2008 (incorporated by reference to Exhibit 4.01 to Amendment No. 1 to the registration statement on Form 8-A of the Issuer filed on December 23, 2008 (File No. 001-33664)).